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                                                                      Exhibit 12



                [LETTERHEAD OF AMERICAN MAIZE-PRODUCTS COMPANY]

                                                               February 28, 1995

Dear Shareholder:

     I am pleased to inform you that on February 22, 1995, American Maize-Products Company, Eridania Beghin-Say, S.A., and Cerestar USA, Inc., an indirect wholly-owned subsidiary of Eridania ("Merger Sub") entered into an agreement and plan of merger providing for the acquisition of all of the issued and outstanding shares of American Maize common stock at a price of $40.00 per share. In connection with the Merger Agreement, Eridania, Merger Sub and American Maize simultaneously entered into a Stock Purchase Agreement providing for the purchase by Merger Sub of shares of Class B Common Stock which are authorized but unissued or held in treasury and which remain available for issuance following the exercise by existing Class B shareholders of their preemptive rights.

     Pursuant to the Merger Agreement, Eridania has today commenced a cash tender offer (the "Offer") for all outstanding shares of American Maize common stock at $40.00 per share. The Merger Agreement provides that, subject to the satisfaction or waiver of the conditions thereto, following the Offer, Merger Sub will be merged with and into American Maize (the "Merger"), and each of the outstanding shares not owned by Eridania or its affiliates by virtue of the Offer or the Stock Purchase Agreement will be cancelled and converted into the right to receive $40.00 per share in cash.

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF AMERICAN MAIZE. THE BOARD OF DIRECTORS HAS APPROVED THE OFFER AND THE MERGER AGREEMENT AND RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER ALL THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendation, your Board of Directors gave careful consideration to a number of factors described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, including the opinion of CS First Boston Corporation that the consideration to be received by the Company's shareholders in the Offer and the Merger is fair, from a financial point of view, to such shareholders. The Schedule 14D-9 contains other important information relating to the Offer, and you are encouraged to read the Schedule 14D-9 carefully.

     Accompanying this letter is the Offer to Purchase of Eridania, dated February 28, 1995, together with related materials including the Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares. We urge you to read the enclosed material carefully before making your decision with respect to tendering your shares.

                                          Sincerely,

                                          Patric J. McLaughlin
                                          President and Chief Executive Officer